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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)



                             VendingData Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   92261Q 20 2
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                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 13, 2002
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP NO. 92261Q 20 2                                          PAGE 2 OF 4 PAGES
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Yvonne M. Huson
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     Not applicable
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     Nevada
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               7.   Sole Voting Power
  NUMBER OF         0 shares
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           70,000 shares
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           4,862,243 shares
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    70,000 shares
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,932,243 shares
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     12.93%
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14.  Type of Reporting Person (See Instructions)
     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                      -2-
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              This Amendment No. 6 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated October 12, 1999, the Amendment No. 1 dated June 4, 2000, the Amendment No. 2 dated July 22, 2000, the Amendment No. 3 dated September 28 and 29, 2000, the Amendment No. 4 dated October 9, 2000, and the Amendment No. 5 dated August 13, 2001 (together, the "Schedule 13D") with respect to the ownership by Yvonne M. Huson, as an individual and as trustee for the Richard S. Huson Marital Trust U/T/A dated 9/4/98 (the "Marital Trust") and the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98 (the "Exempt Trust"), of the common stock, $.001 par value, of VendingData Corporation, a Nevada corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended. The information set forth herein with respect to the common stock of the Company does not reflect the January 3, 2003, 1-for-5 reverse stock split.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              See response to Item 4, "Purpose of the Transaction."

ITEM 4. PURPOSE OF TRANSACTION

              On August 13, 2002, warrants to purchase 37,500 shares of the Company's common stock (pre-1-for-5 reverse stock split), issued to the Marital Trust, expired.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      a-b.    AGGREGATE BENEFICIAL OWNERSHIP.

                                              PRESENTLY OWNED      PERCENTAGE
                                            ------------------------------------
      Sole Voting Power                                 0               0.00%
      Shared Voting Power                          70,000               0.18%
      Sole Dispositive Power                    4,862,243              12.75%
      Shared Dispositive Power                     70,000               0.18%
                                            ------------------------------------
      Total Beneficial Ownership                4,932,243              12.93%

              The shared voting and dispositive power of Ms. Huson consists of 70,000 shares of the Company's common stock held by Tower Rock Partners, LLC, an entity in which Yvonne M. Huson has an interest.

              The sole dispositive power of Ms. Huson consists of 1,545,339 shares of the Company's common stock held by the Marital Trust, 97,116 shares held by the Exempt Trust, and 3,219,788 shares held by Ms. Huson, individually. Through Durable Powers of Attorney, Ms. Huson, as trustee for the Marital Trust and the Exempt Trust, granted the voting power for the shares of the Company's common stock held by the Marital Trust and the Exempt Trust to James E. Crabbe.

              The percentages reflect the percentage share ownership with respect to 38,129,072 shares, the shares of the Company's common stock outstanding as of January 2, 2003.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

              Not applicable.


                                      -3-
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                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  YVONNE M. HUSON



Dated: April 2, 2003              By: /s/ Stacie L. Brown
                                  ----------------------------------------------
                                  Stacie L. Brown, Attorney-in-Fact for
                                  Yvonne M. Huson, an individual and Trustee
                                  for the Richard S. Huson Marital Trust U/T/A
                                  dated 9/4/98 and the Richard S. Huson GST
                                  Exempt Trust U/T/A dated 9/4/98